[redacted]

14041427

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
AUG 28 2014
Washington DC
404

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66998

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/2013 (MM/DD/YY) AND ENDING 06/30/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Commonwealth Australia Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

599 Lexington Avenue, 17th Floor,
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Strandberg 212-848-9220
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue,	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

TX 8/28/14

DP 8/28/14

OATH OR AFFIRMATION

I, Stuart Nutting, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Commonwealth Australia Securities, LLC, as of June 30, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

n/a

SHU HUA ZHU
Notary Public - State Of New York
No. 01ZH6106306
Qualified in Kings County
My Commission Expires March 1, 2016

Notary Public

Signature

CEO

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Commonwealth Australia Securities, LLC
(A wholly-owned subsidiary of Commonwealth Bank of Australia)
Index
June 30, 2014

Page(s)

Report of Independent Auditors 1

Financial Statements

Statement of Financial Condition 2

Notes to Statement of Financial Condition 3–5

pwc

Report of Independent Registered Public Accounting Firm

To the Management of Commonwealth Australia Securities, LLC (the "Company")

In our opinion, the accompanying balance sheet and the related statement of operations, statement of changes in member's equity and statement of cash flows present fairly, in all material respects, the financial position of Commonwealth Australia Securities, LLC at June 30, 2014, and the results of its operations and its cash flows for the period ended June 30, 2014 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The information contained in Schedule I is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. The supplemental information is the responsibility of the Company's management. The supplemental information has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information contained in Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP

August 26, 2014

Commonwealth Australia Securities, LLC
(A wholly-owned subsidiary of Commonwealth Bank of Australia)
Statement of Financial Condition
June 30, 2014

Assets	
Cash and cash equivalents	$ 9,568,317
Accounts receivable	1,857,583
Prepaid assets	10,700
Total assets	**$ 11,436,600**
Liabilities and member's equity	
Liabilities	
Due to affiliates	$ 872,313
Accounts payable	107,827
Total liabilities	980,140
Member's equity	10,456,460
Total liabilities and member's equity	**$ 11,436,600**

The accompanying notes are an integral part of this financial statement.

1. Organization

Commonwealth Australia Securities, LLC (the "Company" or "CAS LLC") was incorporated on May 10, 2005 as a Delaware Limited Liability Company. The Company is a single member LLC with the sole member being Commonwealth Bank of Australia (the "Member"). The Company was originally incorporated under the name of CommSec LLC, and changed its name to Commonwealth Australia Securities, LLC on May 2, 2006.

The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority, Inc ("FINRA"). The Company's securities registration became effective on January 12, 2006. The Company brokers or arranges the sale of fixed income products through the Member to major U.S. institutional investors. It may also engage in a variety of other businesses customarily undertaken by broker-dealers.

2. Significant Accounting Policies

The following is a summary of the significant accounting policies:

Use of Estimates
The preparation of the financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expense during the reporting period. These estimates and assumptions are based on judgment and available information, and, consequently, actual results could be materially different from these estimates.

Income Taxes
As a single member limited liability company, the Company is treated as a division of Member for federal and state income tax purposes, not as a separate taxable entity. The Company is included in the federal, state and local income tax returns filed by the Member. Income taxes are calculated as if the Company filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from the Member.

The Company recognizes and measures tax positions taken or expected to be taken and guidance on derecognition, and classification, of interest and penalties. A tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely to being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded.

The Company's policy on classification of interest and penalties related to uncertain tax positions is that such interest and penalties are classified as income taxes.

Cash and Cash Equivalents
Cash represents unrestricted cash held with one major financial institution. As of June 30, 2014, the cash held at banks exceeded the Federal Deposit Insurance Company (FDIC) insurance limits.

3. Related Party Transactions

The Company has an agreement with the Member whereby the Member executes and settles fixed income transactions for the Company. The Company also earns fees on fixed income transactions based on an allocation of the revenue.

Pursuant to a service agreement, the Member provides certain operating and administrative services to the Company. Such services include compensation, benefits and facility charges. The Company has employees who also perform duties for other Commonwealth Bank of Australia subsidiaries in New York. As a consequence, compensation and benefits are allocated by the Member as part of the service level agreement.

Pursuant to a service agreement, the Company provides certain services to the Member. Such services include marketing and solicitation of US counterparties and training on US requirements to the Equity Research.

4. Income Taxes

As of June 30, 2014 there were no deferred taxes, as there were no differences between the tax and financial reporting basis.

5. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1(a)(2)(i)), which requires the maintenance of minimum net capital, as defined, equal to the greater of $250,000. For the year ended June 30, 2014, the Company had net capital of $8,588,177, which was $8,338,177 in excess of the required net capital of $250,000.

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii) of that Rule.

6. Fair Value of Financial Instruments

ASC 825, "*Financial Instruments*", ("ASC 825") requires the Company to report the fair value of financial instruments, as defined for both assets and liabilities recognized and not recognized in the Statement of Financial Condition. The Company acts as agent only and does not hold any principal positions and has no financial instruments.

ASC 820, "*Fair Value Measurements*", ("ASC 820") clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. Under ASC 820, fair value measurements are not adjusted for transaction costs. ASC 820 also requires expanded disclosures to provide information about the extent to which fair value is used to measure assets and liabilities, the methods and assumptions used to measure fair value, and the effect of the fair value measures on earnings.

The fair value of the assets and liabilities that qualify as financial instruments under ASC 820, approximates the carrying amounts presented in the statement of financial condition.

Estimated Fair Value of Financial Instruments Not Carried at Fair Value

The following table presents the Company's carrying value, fair value, and related fair value hierarchy level for those financial instruments which are not carried at fair value in the Statement of Financial Condition for the Company as of June 30, 2014.

The carrying value of Cash and cash equivalents arising in the ordinary course of business approximate fair value because of the relatively short period of time between their origination and expected maturity and collectability.

Assets	Carrying Value	Fair Value	Level 1	Level 2	Level 3
Cash and cash equivalents	9,568,317	9,568,317	9,568,317		

7. Commitments and Contingencies

In the normal course of business, the Company indemnifies and guarantees certain service providers against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, there are no claims currently pending for which indemnification could be sought and, accordingly, the Company has not recorded any contingent liability in the financial statements for these indemnifications.

8. Subsequent Events

The Company evaluated subsequent events from July 1, 2014 through August 11, 2014, the date the financial statements were available to be issued. There were no material subsequent events to report.

pwc

Report of Independent Registered Public Accounting Firm

To the Management of Commonwealth Australia Securities, LLC (the "Company"):

We have reviewed Commonwealth Australia Securities, LLC's assertions, included in the accompanying Exemption Report, in which (1) the Company identified 17 C.F.R. § 15c3-3(k)(2)(i) and (k)(2)(ii) as the provision under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (the "exemption provision") and (2) the Company stated that it met the identified exemption provisions throughout the period June 1, 2014 to June 30, 2014 without exception. The Company's management is responsible for the assertions and for compliance with the identified exemption provisions throughout the period June 1, 2014 to June 30, 2014.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's assertions referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) and (k)(2)(ii) of 17 C.F.R. § 240.15c3-3.

PricewaterhouseCoopers LLP

August 26, 2014

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

CAN

The Exemption Report

August 27, 2014

We as members of management of Commonwealth Australia Securities LLC, ("CAS" or "the Company") are responsible for complying with 17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers" and complying with 17 C.F.R. §240.15c3-3:– 15c3-3(k)(2)(i) and 15c3-3(k)(2)(ii) (the "exemption provisions"). To the best of our knowledge and belief we state the following:

(1) We identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: 15c3-3(k)(2)(i) and 15c3-3(k)(2)(ii) (the "exemption provisions") and (2) we met the identified exemption provisions from June 1, 2014 to June 30, 2014 without exception.

Signature Line:

Andrew Gundy, Managing Director,
Head of Markets Americas

Robert Strandberg,
Chief Financial Officer

Arthur Carmel,
Chief Compliance Officer

Stuart Nutting,
Chief Executive Officer

pwc

SEC
Mail Processing
Section
AUG 28 2014
Washington DC
404

Report of Independent Accountants

To the Management of Commonwealth Australia Securities LLC (the "Company"):

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Securities Investor Protection Corporation (SIPC) of the Company for the year ended June 30, 2014, which were agreed to by the Company, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation (collectively, the "specified parties") solely to assist the specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7 during the year ended June 30, 2014. Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2F of Form SIPC-7 with the respective cash disbursement records entries, as follows: The amount in 2b, $9,088 was paid via check number 026740 dated January 27, 2014. The amount in 2F, $9,552 was paid via check number 027324 dated July 16, 2014. No differences noted.
2. Compared the Total Revenue amount reported on page 4 of the audited Form X-17A-5 for the year ended June 30, 2014 to the Total revenue amount of $7,455,957 reported on page 2, item 2a of Form SIPC-7 for the year ended June 30, 2014. No differences were noted.
3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7 with the supporting schedules and working papers, as follows:
    a. No additions noted in item 2b.
    b. No deduction noted on item 2c.
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, as follows:
    a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0025 on page 2, line 2e of $18,640 of the Form SIPC-7. No differences noted.

pwc

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC-7 in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management of the Company, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

August 26, 2014